UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006	Commission file number 0-13880

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

A.  Full title of the Plan

ENGINEERED SUPPORT SYSTEMS, INC. 401(K) & EMPLOYEE STOCK OWNERSHIP PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

DRS Technologies, Inc.
5 Sylvan Way

Parsippany, NJ 07054

Report, Financial Statements and Schedules

ENGINEERED SUPPORT SYSTEMS, INC.

401(K) & EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules *

Report of Independent Registered Public Accounting Firm on Supplementary Information	12

Schedule of Assets (Held at End of Year)	13

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

*                    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they not applicable.

Report Of Independent Registered

Public Accounting Firm

To The Pension Committee

Engineered Support Systems, Inc.

   401(k) & Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Engineered Support Systems, Inc.
401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes H and I, the Company has amended the Plan to provide for its termination effective January 30, 2006.  During the plan year, the Trustees made the decision to terminate the Plan.  Therefore, in accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis.

/s/ RubinBrown LLP
St. Louis, Missouri
June 29, 2007

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

	December 31
	(In Liquidation)
	2006	2005
Assets:

Investments, at fair value (Note C)	$111,734,663	$119,028,962

Employer contributions receivable	—	6,053,200

Net Assets Available for Plan Benefits	$111,734,663	$125,082,162

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

	Year Ended December 31
	(In Liquidation)
	2006	2005
Additions:
Investment income:
Net realized and unrealized gain on Engineered Support Systems, Inc. common stock	$1,539,028	$2,592,575
Net realized and unrealized gain on DRS Technologies, Inc. common stock	748,084	—
Net appreciation (depreciation) from common collective trusts	(1)	93,496
Net appreciation (depreciation) from registered investment companies	5,180,019	3,560,048
Interest and dividend income	2,571,700	1,190,276
	10,038,830	7,436,395

Contributions:
Participant	867,700	6,889,382
Employer	181,891	7,249,455
	1,049,591	14,138,837

Transfers:
Transfer in from Prospective Computer Analysts, Inc. Employee Savings and Retirement Plan	—	3,743,754
Transfer in from Spacelink International, LLC 401(K) Retirement Plan	—	761,001
Transfer in from Mobilized Systems, Inc. 401(K) Incentive Savings Plan	—	1,522,989
	—	6,027,744
Total Additions:	11,088,421	27,602,976

Deductions:
Benefits paid to participants	(24,420,753)	(10,099,320)
Plan expenses	(15,167)	(48,400)
Total deductions	(24,435,920)	(10,147,720)

Net increase (decrease)	(13,347,499)	17,455,256

Net Assets Available for Plan Benefits:
Beginning of Year	125,082,162	107,626,906
End of Year	$111,734,663	$125,082,162

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company’s following wholly-owned subsidiaries:  Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc., Engineered Electric Company, d/b/a Fermont, Radian, Inc., Universal Power Systems, Inc., Technical and Management Services Corp., Engineered Environments, Inc., System & Electronics Inc. employees hired after 2004, Spacelink International, LLC, Prospective Computer Analysts Inc., and Mobilized Systems, Inc.  Eligible employees age 21 may enroll in the Plan.  Upon enrollment, participants may elect to defer from 1% to 50% of their compensation in the Plan, up to a maximum of $15,000 for the year ended December 31, 2006 and $14,000 for the year ended December 31, 2005 as adjusted annually by the Internal Revenue Service.  For the years ended December 31, 2006 and 2005, additional catch up contributions in the amounts of $5,000 and $4,000, respectively, could be made by participants age 50 or older.  The Plan allows forfeitures to offset administrative expenses of the Plan in addition to reducing the employer contributions.  The Plan allows for hardship withdrawals.  The Plan limits loan repayments to five (5) years.

Contributions under the Plan consist of the following:

1.               The amount of the salary deferrals of all Plan participants (the participant contribution).

2.               The Company’s discretionary contribution (the employer discretionary contribution). There was no discretionary contribution in 2006.  In 2005, the Company’s discretionary contribution was equal to 4.2% of eligible earnings.

3.               The Company’s matching contribution of no less than 25% of each employee’s contribution up to a maximum of 6% of the employee’s earnings (the employer matching contribution).  In 2006 and 2005, the matching contribution was 40% of each participant’s eligible contributions up to 6%.

All participant contributions are invested at the participant’s discretion in the investment funds offered by the Plan and selected by the participant.  Employee and employer contributions are 100% vested.

Upon death, termination of service, or attainment of age 70 ½, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a single annuity, the purchase of a joint and survivorship annuity with various survivor options, or a series of installment payments.

Each participant’s account is credited with the participant’s contributions, the employer’s matching contribution or employer discretionary contributions, if applicable, and an allocation of Plan earnings.  The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s account balance, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Contributions made in 2006 were in the form of cash.  Contributions made by the Company in 2005 were in the form of Engineered Support Systems, Inc. common stock or cash.

The Plan allows participants to borrow from existing balances in their Plan investments.  Participant loan balances must not exceed 50% of the participants vested account balance at the date the loan was processed with a minimum borrowing of $1,000 up to a maximum of $50,000.  These loans are to be repaid with interest over a period not to exceed five years (twenty years for mortgage loans).  The final installments are due at various dates through April 2024.

The Plan Administrator is DRS Technologies, Inc. as of February 1, 2006 and was Engineered Support Systems, Inc. from January 1, 2006 through January 31, 2006 and all of 2005, each acting through an Administrative Committee to administer the Plan.  The Company bears all expenses of administering the Plan (with the exception of participant loan fees), including any compensation of the trustee, Prudential Trust Company.  In 2006, the Plan incurred $15,167 in Participant loan fees.  In 2005, the Plan incurred $48,400 in trustee fees or other administrative expenses paid from Plan assets. Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description.  Copies of the Summary Plan Description are available from the Company.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Certain 2005 figures have been reclassified, where appropriate, to conform to the financial statement presentation used in 2006.

The financial statements of the Engineered Support Systems, Inc. 401(k) & Employee Stock Ownership Plan (the “Plan”) are presented on the liquidation basis of accounting in 2006 and on the accrual basis in 2005, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the DRS Technologies, Inc. (the “Company”) common stock are stated at fair value based on the last reported sales price on December 31, 2006.  Investments in the Engineered Support Systems, Inc. common stock are stated at fair value based on the last reported sales price on December 31, 2005.  Investments in registered investment companies, including the EuroPacific Growth Fund, the Alliance Bern Growth & Income Fund-Class A, the Janus Twenty Fund,  the Jennison Growth Fund-Class Z, Vanguard Total Stock Market (Admiral Class), Vanguard Windsor (Admiral Class) , Vanguard Institutional Index (Institutional Class), American Balanced Fund-Class A,  Lord Abbett Small Cap Blend-Class A, PIMCO Total Return-Class A, and the Jennison US Emerging Growth Fund-Class Z, the Lord Abbett AP Fund, are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Guaranteed Investment Contract, which is fully-benefit-responsive investment contract.  Since the fair value of this contract also approximates its contract value, the Statement of Changes in Net Assets Available for Benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis.   The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net realized appreciation or depreciation on security transactions represent the difference between proceeds received and cost.  The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Participant loans are valued at their outstanding principal amount.  These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company or are taken from balances available in the Plan forfeiture account with the exception of loan expenses paid by the participants.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period.  Actual results could differ from these estimates.

NOTE C—INVESTMENTS

The following schedule presents information regarding assets held for investments:

	December 31, 2006		December 31, 2005
	Fair Value	Cost**	Fair Value	Cost**
Engineered Support Systems, Inc. common stock, 0 and 1,150,003 shares, respectively	—	—	* $47,886,106	$17,789,928
DRS Technologies, Inc. common stock, 225,062 and 0 shares, respectively	* 11,856,262	11,057,518	—	—

Alliance Bern Growth & Income Bund-Class A, 1,835,927 and 2,523,861 shares, respectively	8,151,516	6,254,174	*9,691,627	8,383,134

Janus Twenty Fund, 132,566 and 141,531 shares, respectively	* 7,240,765	5,722,643	* 6,923,687	5,826,579

EuroPacific Growth Fund, 194,442 and 168,810 shares, respectively	* 9,053,213	7,141,049	*6,938,081	5,405,670

Jennison US Emerging Growth Fund — Class Z, 329,407 and 316,113 shares, respectively	* 7,424,843	6,128,299	*6,492,956	5,586,603

Jennison Growth Fund-Class Z, 150,685 and 133,355 shares, respectively	2,551,091	2,287,584	2,219,023	1,967,352

Lord Abbett Small Cap Blend Fund-Class A 349,999 and 342,263 shares, respectively	5,928,952	5,749,089	5,746,598	5,429,532

PIMCO Total Return Fund-Class A, 378,165and 465,641shares, respectively	3,925,353	4,007,999	4,889,228	4,948,184

Vanguard Institutional Index-Institutional Class, 17,914 and 21,844 shares, respectively	2,321,517	2,077,086	2,490,442	2,519,194

Vanguard Windsor-Admiral Class, 33,939 and 33,400 shares, respectively	2,134,767	2,018,793	1,933,164	1,940,181

American Balanced Fund-Class A, 57,570 and 41,105 shares, respectively	1,094,982	1,040,344	732,486	731,091

Vanguard Morgan Growth-Admiral Class, 17,162 and 11,788 shares, respectively	1,010,298	966,201	647,411	651,184

Vanguard Total Stock Market-Admiral Class, 15,414 and 11,803 shares, respectively	525,463	479,945	354,083	355,971

Prudential LN AP Fund 0 and 19 shares, respectively	—	—	19	19

Guaranteed Income Fund	*45,860,344	45,860,344	*19,400,789	19,400,789

Participant loans with remaining maturities of 1 month to 20 years bearing interest at rates ranging from 4.00% to 10.50% at December 31, 2006 and from 4.00% to 11.50% at December 31, 2005	2,655,297	2,655,297	2,683,262	2,683,262

Total	$111,734,663	$103,446,365	$119,028,962	$83,618,673

*                    Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

**             Represents historical cost.

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Engineered Support Systems, Inc. Common Stock	1,539,028	2,592,575

DRS Technologies, Inc. Common Stock	748,084	—

Common Collective Trust	(1)	93,496

Registered Investment Companies	5,180,019	3,560,048
	7,467,130	6,246,119

Note D - Investment Contract with Insurance Company

The Plan has entered into a benefit-responsive investment contract with Prudential Retirement and Annuity Company (PRIAC).  PRIAC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The guaranteed investment contract is reflected in the financial statements at fair market value which is equal to contract value.

As described in Note B, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value under all circumstances including the termination of the plan.  There are no instances that would limit the ability of the Plan to transact at contract value with the issuer.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5 percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2006	2005
January 1 to June 30
Based on actual earnings	3.85%	3.85%
Based on interest rate credited to participants	3.85%	3.85%

July 1 to December 31
Based on actual earnings	4.05%	3.85%
Based on interest rate credited to participants	4.05%	3.85%

NOTE E — CHANGES IN THE PLAN

Effective April 10, 2003, the Plan was amended to allow forfeitures to offset administrative expenses of the Plan in addition to reducing employer contributions.  Effective January 1, 2004, the Plan was amended to provide eligibility for those employees age 21 or older without any waiting period, previously a ninety (90) day period of service was required.  Also effective January 1, 2004, the Plan was amended to allow Plan participants with two (2) years of service as a participant to direct company contributed Engineered Support System, Inc. common stock into other investment choices within the Plan.  Effective May 1, 2004, the Plan was amended to allow for hardship withdrawals.  Effective November 1, 2004, the Plan was amended to limit loan repayments to five (5) years, previously twenty (20) years were allowed for the purchase of a primary residence.  The Plan was restated January 1, 2005 to incorporate the 13 (thirteen) prior amendments into the Plan document.  The Plan was further amended to include SEI employees hired on or after January 1, 2005 as eligible to participate in the Plan, change the name of the Plan to Engineered Support Systems, Inc. 401(k) and Employee Stock Ownership Plan, provide rollover IRAs for small balance cash-outs for terminated employees, permit pass-through of dividends on employer securities, and eliminate the two years of plan participation previously required to diversify employer contributions made in non-participating Company stock.

On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, Inc. (Radian).  Radian had previously sponsored the Radian Inc. 401(k) Employee Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in June 2002.  As of June 30, 2003, the Radian, Inc. 401(k) Employee Retirement Plan had net assets available for plan benefits totaling $10,431,395.  Effective July 1, 2003, the Radian Inc. 401(k) Employment Retirement Plan was merged into the Plan.

On June 27, 2002, the Company acquired all of the outstanding common stock of Universal Power Systems, Inc. (UPSI).  UPSI had previously sponsored the Universal Power Systems, Inc. 401(k) Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in September 2001.  As of June 30, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan had net assets available for plan benefits totaling $635,561.  Effective July 1, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan was merged into the Plan.

On April 15, 2003, Engineered Specialty Plastics, Inc. was sold to a private equity group and that subsidiary’s participation in the Plan ceased at that time.

On May 1, 2003, the Company acquired all of the outstanding common stock of Technical and Management Services Corp. (TAMSCO).  TAMSCO had previously sponsored the TAMSCO Tax Deferred Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in October 2002.  As of March 31, 2004, the TAMSCO Tax Deferred Retirement Plan had net assets available for plan benefits totaling $9,467,438.  Effective April 1, 2004, the TAMSCO Tax Deferred Retirement Plan was merged into the Plan.

On September 24, 2003, the Company acquired all of the outstanding common stock of Engineered Environments, Inc. (EEI).  EEI had previously sponsored the Engineered Environments, Inc. 401(K) Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in January 1997.  As of July 31, 2004, the Engineered Environments, Inc. 401(K) Plan had net assets available for plan benefits totaling $1,097,645.  Effective August 1, 2004, the Engineered Environments, Inc. 401(K) Plan was merged into the Plan.

On January 7, 2005, the Company acquired all of the outstanding common stock of Prospective Computer Analysts (PCA).  PCA had previously sponsored the Prospective Computer Analysts, Inc. Employee Savings and Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service on April 23, 2002.  As of June 30, 2005, the PCA Employee Savings and Retirement Plan had net assets available for plan benefits totaling $3,743,754.  Effective July 1, 2005, the PCA Employee Savings and Retirement Plan was merged into the Plan.

On February 1, 2005, the Company acquired all of the outstanding common stock of Spacelink International LLC (Spacelink).  Spacelink had previously sponsored the Spacelink International LLC 401(K) Retirement Plan, a qualified defined contribution plan which has received a favorable determination letter from the Internal Revenue Service.  As of June 30, 2005, the Spacelink International LLC 401(K) Retirement Plan had net assets available for plan benefits totaling $761,001.  Effective July 1, 2005, the Spacelink International LLC 401(K) Retirement Plan was merged into the Plan.

On May 2, 2005, the Company acquired all of the outstanding common stock of Mobilized Systems, Inc. (MSI).  MSI had previously sponsored the Mobilized Systems, Inc. 401(K) Incentive Savings Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in August 7, 2001.  As of October 17, 2005 the Mobilized Systems, Inc. 401(K) Incentive Savings Plan had net assets available for plan benefits totaling $1,522,989.  Effective October 18, 2005, the Mobilized Systems, Inc. 401(K) Incentive Savings Plan was merged into the Plan.

On January 31, 2006 DRS Technologies, Inc. acquired all of the outstanding shares of Engineered Support Systems, Inc., the Plan’s then Sponsor. All of the Plan’s shares of Engineered Support Systems, Inc. common stock were exchanged for a combination of DRS Technologies, Inc. common stock and cash as determined by the merger agreement.

NOTE F — FEDERAL INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated February 7, 2007 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a).  Therefore, it is the opinion of the Plan Administrator that the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a).  Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RELATED PARTY AND PARTY-IN-INTEREST

The Company and former Company, as Plan administrator and sponsor, are related parties to the Plan.  At December 31, 2006, the Plan held shares of Company (DRS Technologies, Inc.) common stock with a market value of $11,856,262.  At December 31, 2005, the Plan held shares of former Company (Engineered Support Systems, Inc.) stock with a market value of $47,886,106.  For the year ended December 31, 2006, the Plan purchased $44,327 and sold $49,469,462 of the former Company Stock (Engineered Support Systems, Inc.).  In addition, the plan purchased $13,233,286 and sold $2,215,108 of Company Common Stock. For the year ended December 31, 2005, the Plan purchased $6,928,257 and sold $10,551,775 of the former Company common stock.

Prudential Trust Company as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA.  For Plan assets managed by Prudential, with the exception of the Guaranteed Income Fund, the Plan held $9,975,934 of investment funds and short-term investments at December 31, 2006 and $8,711,979 of investment funds and short-term investments at December 31, 2005.

These transactions are exempt party-in-interest transactions under Section 408 (b) (8) of the ERISA statutes.

NOTE H — SUBSEQUENT EVENTS

The plan received a favorable termination determination letter dated, February 7, 2007. The plan intends to pay out all participants balances by September 30, 2007.

NOTE I — PLAN TERMINATION

The Company has exercised its right under the Plan to discontinue employee and employer contributions as of February 1, 2006, pursuant to the Plan Termination and subject to the provisions of ERISA.

Report of Independent Registered Public
Accounting Firm on Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 29, 2007

Engineered Support Systems, Inc.

Employee Stock Ownership Plan

Schedule I
EIN: 43-1313242            Plan Number: 003

Schedule of Assets (Held at End of Year)

At December 31, 2006

		(c)
		Description of
		Investment Including
	(b)	Maturity Date,
	Identity of Issue,	Rate of Interest,
	Borrower, Lessor or	Collateral, Par,	(d)	(e)
(a)	Similar Party	or Maturity Value	Cost**	Current Value

*	DRS Technologies, Inc.	Common Stock $.01 par value	$11,057,518	11,856,262

	Alliance Bern Growth & Income Fund— Class A	Large-cap value equity mutual fund	6,254,174	8,151,516

	Janus Twenty Fund	Large-cap growth equity mutual	5,722,643	7,240,765

	EuroPacific Growth Fund	Non-U.S. equity mutual fund	7,141,049	9,053,213

	Jennison US Emerging Growth Fund— Class Z	Mid-cap growth equity mutual fund	6,128,299	7,424,843

	Jennison Growth Fund—Class Z	Large-cap growth equity mutual	2,287,584	2,551,091

	Lord Abbett Small Cap Blend—Class A	Small-cap growth equity fund	5,749,089	5,928,952

	PIMCO Total Return Fund—Class A	Intermediate-term bond mutual	4,007,999	3,925,353

*	Guaranteed Income Fund	Fixed income fund	45,860,344	45,860,344

	Vanguard Institutional Index Fund—Institutional Class	Large-cap blend equity mutual	2,077,086	2,321,517

	Vanguard Windsor—Admiral Class	Large cap value equity fund	2,018,793	2,134,767

	American Balanced Fund—Class A	Moderate allocation mutual fund	1,040,344	1,094,982

	Vanguard Morgan Growth—Admiral Class	Mid- and Large-Cap equity fund	966,201	1,010,298

	Vanguard Total Stock Market—Admiral Class	Large-cap blend equity fund	479,945	525,463

*	Participant Loans
	Loans to Plan participants bearing interest at rates from 4.00% to 10.50% with remaining maturities of 1 month to 20 years		2,655,297	2,655,297

		Total	103,446,365	111,734,663

*                    Investments represent allowable transactions with a party-in-interest.

**             Value represents historical cost.

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ENGINEERED SUPPORT SYSTEMS, INC.
401(K) & EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2007	/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President & Chief Financial Officer of
DRS Technologies, Inc.
and Member of the Administrative
Committee of the Plan